UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

Nabors Energy Transition Corp.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Titles of Class of Securities)

629567 108
(CUSIP Number)

November 16, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629567 108	SCHEDULE 13G	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nabors Energy Transition Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,725,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,725,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,725,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 629567 108	SCHEDULE 13G	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nabors Lux 2 S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,725,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,725,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,725,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 629567 108	SCHEDULE 13G	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greens Road Energy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,725,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,725,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,725,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 629567 108	SCHEDULE 13G	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Anthony G. Petrello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,725,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,725,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,725,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 629567 108	SCHEDULE 13G	Page 6 of 10

Item 1(a).	Name of Issuer:

Nabors Energy Transition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

515 West Greens Road, Suite 1200 Houston, Texas 77067

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. Nabors Energy Transition Sponsor LLC
2. Nabors Lux 2 S.a.r.l.
3. Greens Road Energy LLC
4. Anthony G. Petrello

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

515 West Greens Road, Suite 1200 Houston, Texas 77067

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A common stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

629567 108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

CUSIP No. 629567 108	SCHEDULE 13G	Page 7 of 10

Item 4.	Ownership

Nabors Energy Transition Sponsor LLC (“Nabors Sponsor”) is the record owner of 6,725,000 Class F common stock, par value $0.0001 per share (“Class F Common Stock”), of the Issuer, which are automatically convertible into the Issuer’s Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, and do have not expiration date. The Class F Common Stock may be deemed to be indirectly owned by Nabors Lux 2 S.a.r.l. and Greens Road Energy LLC who are the members of Nabors Sponsor, and Anthony G. Petrello, who controls Remington SPAC I, LLC, which is the manager of Greens Road Energy LLC. Nabors Lux 2 S.a.r.l. is a wholly owned subsidiary of Nabors Industries Ltd. and affiliate of Nabors Sponsor. Mr. Petrello is the Chairman, President and Chief Executive Officer of Nabors Industries Ltd. As a result of these relationships, each of Nabors Lux 2 S.a.r.l., Greens Road Energy LLC and Anthony G. Petrello may be deemed to have or share beneficial ownership of the securities held directly by Nabors Sponsor. Each of Nabors Sponsor, Nabors Lux 2 S.a.r.l., Greens Road Energy LLC and Anthony G. Petrello disclaim beneficial ownership of such securities except to the extent of their direct ownership. Prior to and following the Issuer’s initial business combination, the shares of Class B Common Stock will be convertible, at the option of the holder, into shares of the Issuer’s Class A Common Stock.

Percentage ownership is based on 27,600,000 Class A Common Stock and 6,900,000 Class F Common Stock outstanding as of November 19, 2021, as reported in the Issuer’s Form 8-K filed on November 26, 2021.

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

CUSIP No. 629567 108	SCHEDULE 13G	Page 8 of 10

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 629567 108	SCHEDULE 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2022

Nabors Energy Transition Sponsor LLC
	By:	/s/ Anthony G. Petrello
	Name:	Anthony G. Petrello
	Title:	President, Chief Executive Officer and Secretary

Nabors Lux 2 S.a.r.l.
	By:	/s/ Henricus Reindert Petrus Pollmann
	Name:	Henricus Reindert Petrus Pollmann
	Title:	Type A Manager

Greens Road Energy LLC
	By:	/s/ Anthony G. Petrello
	Name:	Anthony G. Petrello
	Title:	Manager of Remington SPAC I, LLC
\
Anthony G. Petrello
	By:	/s/ Anthony G. Petrello
	Name:	Anthony G. Petrello

CUSIP No. 629567 108	SCHEDULE 13G	Page 10 of 10

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 1, 2022, by and among Nabors Energy Transition Sponsor LLC, Nabors Lux 2 S.a.r.l., Greens Road Energy LLC and Anthony G. Petrello

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts.

Date: February 1, 2022

Nabors Energy Transition Sponsor LLC
By:	/s/ Anthony G. Petrello
Name:	Anthony G. Petrello
Title:	President, Chief Executive Officer and Secretary

Nabors Lux 2 S.a.r.l.
By:	/s/ Henricus Reindert Petrus Pollmann
Name:	Henricus Reindert Petrus Pollmann
Title:	Type A Manager

Greens Road Energy LLC
By:	/s/ Anthony G. Petrello
Name:	Anthony G. Petrello
Title:	Manager of Remington SPAC I, LLC

Anthony G. Petrello
By:	/s/ Anthony G. Petrello
Name:	Anthony G. Petrello